Exhibit 99.3

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

The following discussion and analysis of the results of operations and financial position of Getty Copper Inc. (the “Company”) for the nine months ending September 30, 2012 should be read in conjunction with the September 30, 2012 financial statements and the related notes which have been prepared adopting International Financial Reporting Standards (“IFRS”). All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

This document may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. All statements other than statements of historical fact are forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and the Company’s management in connection with the Company’s business operations. Forward-looking statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Company’s mineral exploration projects or of the Company's future performance. Forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for the Company’s exploration and development activities; operating and exploration costs; the Company’s ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Risk factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. See the heading “Risk Factors” in the Company’s annual information form filed at www.sedar.com for additional information on risks and uncertainties relating to the Company’s forward-looking statements.

There can be no assurance that forward-looking statements referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Also, many of the risk and uncertainty factors are beyond the control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A. All forward-looking statements made herein are qualified by this cautionary statement. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. Please consult the Company’s public filings at www.sedar.com and www.sec.gov for more detailed information concerning these matters.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focusing on exploration, when funds permit, on parts of its approximately 269 km2 (104 miles2) mineral properties in Highland Valley, British Columbia, comprised primarily of the Getty North, Getty South and satellite properties (collectively, the “Getty Copper Project”). The Getty Copper Project is immediately adjacent to the large porphyry copper mining and milling operations of Highland Valley Copper.

The most recent work on the Getty Copper Project was an early 2011 Titan 24 DC/IP Geophysical Survey conducted by Quantec Geoscience Ltd. which identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. The Company previously filed a National Instrument 43-101 pre-feasibility study on the Getty Copper Project.

Based in part on the recent Quantec program results and the Company’s previous pre-feasibility work, the Company is generally pursuing a plan estimated at CDN $5 million to move the Getty Copper Project forward toward a feasibility report. In light of the Company’s depressed share price and difficult junior mining capital market, it is endeavoring to find a joint venture partner prepared to move the project to the next level in exchange for a project interest. The plan would include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. Confirmatory Geotechnical and Metallurgical programs, environmental and permitting activities and basic engineering in support of a feasibility study would all be evaluated and where possible, undertaken.

There is no way to predict future metal prices, including the price of copper, and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the Getty Copper Project into commercial production. The Company continues its efforts to move the Getty Copper Project into the development stage to take advantage of the current demand for copper.

At present the Company is currently seeking parties to finance the Company for its minimum requirements and advance the Getty Copper Project to the next phase. However, there can be no assurances that the Company will be able to raise additional financing on terms that are acceptable to it, or at all. If the Company is unable to raise additional capital, it will need to curtail operations and the Company may be materially adversely affected.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

At September 30, 2012, the Company had cash and working capital of $272,226 and ($341,166) respectively, compared to $17,282 and ($141,259) respectively at June 30, 2012. The net change in cash and working capital during the three months ended September 30, 2012 is primarily due to subscription funds received and that subscription recognized as a liability until the private placement was accepted by the TSX Venture Exchange in October 2012, whereby the Company issued 10 million shares at $0.05 raising $500,000. This also explains the comparative year to date working capital decreased to ($341,166) for the nine months ending September 30, 2012 from ($83,029) at September 30, 2011.

Accounts payable and accrued liabilities totalled $1,202,403 at September 30, 2012. The Company’s cash as at September 30, 2012 is sufficient to pay current liabilities. When the private placement closed in October 2012, the subscription deposit payable will become an increase to the shareholder equity section of the balance sheet.

The Company’s total assets increased during the nine months ending September 30, 2012 to $5,519,899 a increase of $233,637 from September 30, 2011, due to funds received for a private placement which closed in October 2012. The

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

Company’s liabilities increased by $329,638, due to the $500,000 subscription payable. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the nine months ending September 30, 2012 decreased by $34,041 over the loss reported at September 30, 2011. The decrease can be attributed to a reduction in administration expenses and an increase in miscellaneous revenue. Operation expenditures for the nine months ending September 30, 2012 decreased to $193,948 compared to $225,791 at September 30, 2011. Professional fees for the nine months ending September 30, 2012 $40,178 (2011 - $75,008) which include legal fees of $24,888 (2011 - $53,481) and $15,290 (2011 - $21,527) in accounting and audit fees.

Selected Quarterly Information:

	Sept. 30, 2012	Sept. 30, 2011
Loss for the quarter	$52,432	$66,019
Loss for the nine months	$190,825	224,866
Loss per share:	($0.002)	($0.002)
Assets	$5,519,899	$5,286,252

Summary of Quarterly Results

	IFRS Sept. 30 2012	IFRS June 30 2012	IFRS Mar. 31 2012	IFRS Dec. 31 2011	IFRS Sept. 30 2011	IFRS June 30 2011	IFRS Mar. 31 2011	IFRS Dec. 31 2010
Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before Other items (Income)	$52,447	$71,600	$69,901	$91,149	$ 66,193	$ 85,696	$73,902	$110,745
Net loss (Income)	$52,432	$71,524	$66,869	($80,945)	$ 66,019	$ 85,351	$73,496	$110,745
Loss (Earnings) per share	$ 0.001	$ 0.001	$ 0.001	$(0.001)	$0.001	$0.001	$0.001	$ 0.001
Loss (Earnings) per share diluted	$ 0.001	$ 0.001	$ 0.001	$(0.001)	$0.001	$0.001	$0.001	$ 0.001
IFRS – International Financial Reporting Standards

The reason for the net income of $80,945 in the quarter ended December 31, 2011 was that the Company wrote off $171,972 of accounts payable during the year ended December 31, 2011.

Selected Annual Information:

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Loss for the year ending	(143,921)	(306,899)	($1,083,970)
Loss per share:	($0.002)	($0.004)	($0.01)
Assets	$5,250,673	$5,116,337	$4,888,733
Long term liabilities	$660,723	$631,031	$708,006
Share holders Equity	$4,497,496	$4,218,353	$3,842,187
IFRS – International Financial Reporting Standards

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

During the nine months ended September 30, 2012, the Company incurred $20,013 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Other	3,075	21	12,903	12,960	416	29,375
Total exploration & development costs	$3,075	$21	$12,903	$12,960	$416	$29,375

During the nine months ending September 30, 2011, the Company incurred $449,931 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Centr	North	50% interest	Southwest	Exploration &
		al				Development
Geology	$150,000	$-	$151,939	$76,939	$-	$378,878
Metallurgy	-	-	810	810	-	1,620
Other	26,964	400	20,108	19,003	2,958	69,433
Total exploration & development costs	$176,964	$400	$172,857	$96,752	$2,958	$449,931

Liquidity

The Company has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing discretionary and committed exploration and operating activities.

The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Financing for the Company’s operations has historically been funded primarily from private placements and to a lesser extent the exercise of share purchase warrants and share purchase options. The Company is currently pursuing financing opportunities, but there can be no assurance that the Company will be able to raise additional financing on terms that are acceptable to it, or at all; nor can there be any assurance that any of the outstanding share purchase warrants or stock options of the Company will be exercised. If the Company is unable to raise additional capital it will need to curtail its operations and the Company may be materially adversely affected.

As of September 30, 2012, and to the date of this MD&A, the cash resources of the Company are held with select Canadian financial institutions.

The Company owns land and a small office and storage building in Logan Lake, British Columbia, which was encumbered by a first mortgage in the amount of $80,000 as of October 1, 2012 at a 6% interest per annum, amortized over 10 years.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

The Company’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of exploring and developing the Getty Property.

To meet operating needs, The Company completed a non broker private placement in October 2012, for 10,000,000 shares at $0.05 per share, raising $500,000. Insiders of Getty purchased 90% of the issued shares under this private placement. All securities in connection with this financing are subject to a 4 month hold period expiring on February 24, 2013. The Company intends to use the proceeds from the financing to pay accounts payable. The Company paid $150,000 of the proceeds from the financing to pay indebtedness owed to an affiliate of John Lepinski, a director, under a debenture. After these payments, the Company will have approximately $160,000, as a result of the financing.

The Company has funds available of $272,226 as of September 30, 2012. The Company has a burn rate of approximately $20,000 per month.

During the year ended December 31, 2011, the Company entered into consulting agreements which called for the Company to grant 500,000 options on August 31, 2011 at $0.10, exercisable for a two year period and vesting 12.5 % quarterly.

As of June 13, 2012, 325,000 finder’s warrants expired.

Financial Instruments

The Company keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Company’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Capital Resources

The Company manages its capital structure and makes adjustments to it based on available funds in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders' equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt. In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during nine months ending September 30, 2012. The Company is not subject to externally imposed capital requirements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

Outlook

The Company continues its efforts to advance the status of its mineral properties. Although the Pre-Feasibility Study has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, International Financial Reporting Standards require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the nine months ending September 30, 2012, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $9,320 (2011- $19,855) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters. For the nine months ending September 30, 2012, the Company was billed $8,015 (2011 - $39,207) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $4,500 (2011 - $4,500) office rent to Deborah Resources Ltd. and $22,500 (2011 - $22,500) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the nine months ending September 30, 2012, the company owed $450,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 10 of the September 30, 2012 Financial Statements.) During the nine months ending September 30, 2012 the Company was billed $22,500US (2011- $22,500 US) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of November 21, 2012, there were 98,292,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

International Financial Reporting Standards (“IFRS”):

The Company adopted International Financial Reporting Standards ("IFRS") on January 1, 2011, with a transition date of January 1, 2010. These unaudited condensed interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34 -Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in the unaudited condensed interim financial statements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPEMBER 30, 2012

Additional Disclosure

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPEMBER 30, 2012

A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven; nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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